SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO-C
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             MotherNature.com, Inc.
                             ----------------------
                            (Name of Subject Company)

                              Sitestar Corporation
                              --------------------
                       (Names of Filing Person (Offeror))


                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    61978K105
                                    ---------
                      (CUSIP Number of Class of Securities)


                              Frederick T. Manlunas
                              Sitestar Corporation
                         16133 Ventura Blvd., Suite 635
                            Encino, California 91436
                                 (818) 981-4519
   -----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                    Copy to:
                               Alan C. Sklar, Esq.
                       Sklar Warren Conway & Williams LLP
                        221 North Buffalo Drive, Suite A
                     Las Vegas, Nevada 89145 (702) 360-6000

                           CALCULATION OF FILING FEE
       ------------------------------------------------------------------
       Transaction Valuation                         Amount of Filing Fee
       ---------------------                         --------------------
         Not Applicable                                Not Applicable

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ---------------     Filing Party: ----------------
Form or Registration No.:--------------     Date Filed:   ----------------


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

|X|      third-party tender offer subject to Rule 14d-1.
|_|      issuer tender offer subject to Rule 13e-4.
|_|      going-private transaction subject to Rule 13e-3.
|_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]



                                  EXHIBIT INDEX

Exhibit
  No.            Description

 99.1            Press Release issued by Sitestar Corporation on August 29, 2000